Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

APPOINTMENT OF THE VICE CHAIRMAN AND NON-EXECUTIVE DIRECTOR

AND

CHANGE OF COMPOSITION OF BOARD COMMITTEE

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that Mr. Li Yong (“Mr. Li”) has been appointed as the Vice Chairman of the Board, a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 29 September 2020. Mr. Wang Dongjin (“Mr. Wang”), the Chairman of the Board and a Non-executive Director of the Company, no longer serves as a member of the Remuneration Committee of the Company with effect from 29 September 2020.

Li Yong

Born in 1963, Mr. Li is a senior engineer. He received a Bachelor of Science degree in Petroleum Engineering from Southwest Petroleum Institute and an MBA degree from Peking University. From April 2003 to October 2005, he served as Vice General Manager of Tianjin Branch of CNOOC China Limited. From October 2005 to April 2009, he served as Executive Vice President of China Oilfield Services Limited (“COSL”). From April 2009 to September 2010, he served as President of COSL. From September 2010 to June 2016, he served as Chief Executive Officer and President of COSL. From June 2016 to March 2017, he served as Assistant President of China National Offshore Oil Corporation (“CNOOC”), Executive Vice President of CNOOC Limited, Director of Bohai Petroleum Administration Bureau and General Manager of Tianjin Branch of CNOOC China Limited. From March 2017 to September 2020, he served as Vice President of China Petrochemical Corporation. From May 2018 to September 2020, he also served as Director of China Petroleum & Chemical Corporation. In September 2020, Mr. Li served as Director and President of CNOOC. Mr. Li has been appointed as the Vice Chairman of the Board, a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 29 September 2020.

The Company and Mr. Li entered into a service agreement on 29 September 2020. Mr. Li is eligible for re-election in the next following annual general meeting of the Company. If re-elected, the Company and Mr. Li will enter into a new service agreement for a period of 36 months which would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles of Association of the Company. Pursuant to the service agreement between the Company and Mr. Li, the Company does not pay him any Director’s fee. The Remuneration Committee of the Company will review the level of Directors’ emolument and make recommendation to the Board for adjustments if necessary.

As at the date of this announcement and save as disclosed above, Mr. Li has not held any other directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, Mr. Li does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to offer Mr. Li its sincere congratulations on his appointment as the Vice Chairman of the Board, a Non-executive Director and a member of the Remuneration Committee of the Company. The Board would also like to express its gratitude to Mr. Wang for his contribution and services as a member of the Remuneration Committee of the Company.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 29 September 2020

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong